Exhibit 99.1

Materialise Reports Second Quarter 2017 Results

LEUVEN, Belgium—(BUSINESS WIRE)—August 8, 2017— Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the second quarter ended June 30, 2017.

Highlights – Second Quarter 2017

•	Total revenue increased 21.8% from the second quarter of 2016 to 33,612 kEUR, with increases in all three business segments.

•	Adjusted EBITDA increased 164% from 1,034 kEUR for the second quarter of 2016 to 2,732 kEUR.

•	Total deferred revenue from annual software sales and maintenance contracts amounted to 17,206 kEUR at the end of the second quarter of 2017 compared 16,799 kEUR at the end of the fourth quarter of 2016.

Executive Chairman Peter Leys commented, “Materialise turned in another sound quarter, delivering strong revenue growth in all our segments, particularly Manufacturing, where, driven by a surge in end part manufacturing, revenue rose 32.5%. Reflecting the pick-up in the demand environment for 3D printing this year, revenue from our Software segment increased 19.0%, while Medical rose almost 10% on the strength of solid software revenues. Despite start-up activities associated with the opening of our new manufacturing facilities in Leuven and Poland, our Adjusted EBITDA margin more than doubled. We look forward to completing the facilities’ start-up process during the third quarter and to gradually realizing scale effects and efficiency gains thereafter.”

Second Quarter 2017 Results

Total revenue for the second quarter of 2017 increased 21.8% to 33,612 kEUR compared to 27,597 kEUR for the second quarter of 2016, with gains in all three of our segments, particularly Materialise Manufacturing. Adjusted EBITDA increased to 2,732 kEUR from 1,034 kEUR as a result of the combination of continued revenue growth (21.8%) and a significantly lower increase in operational expenses (9.0%) as compared to the second quarter of 2016. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the second quarter of 2017 was 8.1% compared to 3.7% for the second quarter of 2016.

Revenue from our Materialise Software segment, which offers a proprietary software backbone that enables and enhances the functionality of 3D printers and 3D printing operations worldwide, increased 19.0% to 8,305 kEUR for the second quarter of 2017 from 6,981 kEUR for the same quarter last year. Recurrent revenues from annual and renewed licenses and maintenance fees grew 25.2% from the same period in the prior year. Segment EBITDA rose to 2,952 kEUR from 1,602 kEUR while the segment EBITDA margin was 35.5% compared to 22.9% for the prior-year period.

Revenue from our Materialise Medical segment, which offers a unique platform consisting of medical planning and design software, clinical engineering services and patient specific devices, increased 9.7% to 10,646 kEUR for the second quarter of 2017 compared to 9,706 kEUR for the same period in 2016. Compared to the same quarter in 2016, revenue from our medical software grew 15.5%, and revenue from medical devices and services grew 6.6%. Segment EBITDA was 758 kEUR compared to 14 kEUR while the segment EBITDA margin increased to 7.1% from 0.1% for the second quarter of 2016.

Revenue from our Materialise Manufacturing segment, which offers an integrated suite of 3D printing and engineering services to industrial and commercial customers, increased 32.5% to 14,455 kEUR for the second quarter of 2017 from 10,907 kEUR for the second quarter of 2016. End part manufacturing revenues increased 89.7% compared to the same quarter in 2016. Segment EBITDA rose to 1,241 kEUR from 430 kEUR while the segment EBITDA margin increased to 8.6% from 3.9% for the same quarter in 2016.

Gross profit was 19,388 kEUR, or 57.7% of total revenue, for the second quarter of 2017 compared to 16,253 kEUR, or 58.9% of total revenue, for the second quarter of 2016.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 9.0% to 20,911 kEUR for the second quarter of 2017 from 19,182 kEUR for the second quarter of 2016. R&D expenses increased from 4,760 kEUR to 5,131 kEUR while S&M expenses increased from 9,533 kEUR to 10,009 kEUR. G&A expenses increased from 4,889 kEUR to 5,771 kEUR.

Net other operating income decreased by 550 kEUR to 1,228 kEUR compared to 1,778 kEUR for the second quarter of 2016. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and currency exchange results on purchase and sales transactions.

Operating loss improved to (295) kEUR from (1,151) kEUR for the same period prior year. This improvement was the result of a combination of an increase in gross profit of 19.3% and an increase of only 9.0% in R&D, S&M and G&A expenses, partially offset by a slight decrease of 550 kEUR of net other operating income compared to the same quarter in 2016.

Net financial result was (427) kEUR compared to 207 kEUR for the prior-year period, reflecting variances in the currency exchange rates, primarily on the portion of the company’s IPO proceeds held in U.S. dollars versus the euro.

Net loss for the second quarter of 2017 was (955) kEUR compared to net loss of (436) kEUR for the same period in 2016. The 2016 period contained income tax income of 639 kEUR primarily from deferred taxes compared to an expense of (191) kEUR in the 2017 period. This variance of (830) kEUR in income tax and the decrease in the net financial result of 634 kEUR, which were offset in part by a decrease of 89 kEUR in the share in the loss of a joint venture and the improvement of the operating loss by 856 kEUR, explain the increase of the net loss by (519) kEUR for the second quarter of 2017. Total comprehensive loss for the second quarter of 2017, which includes exchange differences on translation of foreign operations, was (1,403) kEUR compared to (911) kEUR for the same period in 2016.

At June 30, 2017, we had cash and equivalents of 53,832 kEUR compared to 55,912 kEUR at December 31, 2016. Cash flow from operating activities in the first six months of 2017 was 5,188 kEUR compared to 5,781 kEUR for the same period in 2016, mainly due to working capital evolution.

Net shareholders’ equity at June 30, 2017 was 77,419 kEUR compared to 79,033 kEUR at December 31, 2016.

2017 Guidance

In its year-end 2016 and first-quarter 2017 earnings announcements, Materialise stated that it expects to report consolidated revenue between 128,000 - 134,000 kEUR and Adjusted EBITDA between 10,500 – 13,500 kEUR in 2017. Based on the company’s first-half 2017 results, management now expects revenue and Adjusted EBITDA to be at the high end of these ranges. Management continues to expect the amount of deferred revenue generated in 2017 from annual licenses and maintenance to increase by an amount between 4,000 - 5,000 kEUR as compared to 2016.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.1412, the reference rate of the European Central Bank on June 30, 2017.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the second quarter of 2017 today, August 8, 2017, at 8:30 a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #45016167. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2017 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, completion of start-up activities associated with our new manufacturing facilities, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 1, 2017. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

Consolidated income statement (Unaudited)

	For the three months ended 30 June			For the six months ended 30 June
(in thousands, except per share amounts)	2017	2017	2016	2017	2016
	U.S.$	€	€	€	€
Revenue	38,358	33,612	27,597	65,533	54,264
Cost of sales	(16,232)	(14,224)	(11,344)	(27,668)	(22,049)
Gross profit	22,126	19,388	16,253	37,865	32,215
Gross profit as % of revenue	57.7%	57.7%	58.9%	57.8%	59.4%
Research and development expenses	(5,855)	(5,131)	(4,760)	(9,723)	(9,132)
Sales and marketing expenses	(11,422)	(10,009)	(9,533)	(19,617)	(18,348)
General and administrative expenses	(6,586)	(5,771)	(4,889)	(11,150)	(9,939)
Net other operating income (expenses)	1,401	1,228	1,778	2,246	3,064
Operating (loss) profit	(336)	(295)	(1,151)	(379)	(2,140)
Financial expenses	(1,503)	(1,317)	(609)	(2,236)	(1,506)
Financial income	1,016	890	816	1,667	979
Share in loss of joint venture	(48)	(42)	(131)	(431)	(299)
(Loss) profit before taxes	(871)	(764)	(1,075)	(1,379)	(2,966)
Income taxes	(218)	(191)	639	(392)	(621)
Net (loss) profit of the period	(1,089)	(955)	(436)	(1,771)	(3,587)
Net (loss) profit attributable to:
The owners of the parent	(1,089)	(955)	(436)	(1,771)	(3,587)
Non-controlling interest	—	—	—	—	—
Earnings per share attributable to ordinary owners of the parent
Basic	(0.02)	(0.02)	(0.01)	(0.04)	(0.08)
Diluted	(0.02)	(0.02)	(0.01)	(0.04)	(0.08)
Weighted average basic shares outstanding	47,325	47,325	47,325	47,325	47,325
Weighted average diluted shares outstanding	47,325	47,325	47,325	47,325	47,325

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended 30 June			For the six months ended 30 June
(in thousands)	2017	2017	2016	2017	2016
	U.S.$	€	€	€	€
Net profit (loss) for the period	(1,089)	(955)	(436)	(1,771)	(3,587)
Other comprehensive income
Exchange difference on translation of foreign operations	(511)	(448)	(475)	(326)	(1,439)
Other comprehensive income (loss), net of taxes	(511)	(448)	(475)	(326)	(1,439)
Total comprehensive income (loss) for the year, net of taxes	(1,600)	(1,403)	(911)	(2,097)	(5,026)
Total comprehensive income (loss) attributable to:
The owners of the parent	(1,600)	(1,403)	(911)	(2,097)	(5,026)
Non-controlling interest	—	—	—	—	—

Consolidated statement of financial position (Unaudited)

	As of June 30	As of December 31
(in thousands)	2017	2016
	€	€
Assets
Non-current assets
Goodwill	8,771	8,860
Intangible assets	9,385	9,765
Property, plant & equipment	58,327	45,063
Investments in joint ventures	69	—
Deferred tax assets	246	336
Other non-current assets	2,485	2,154
Total non-current assets	79,283	66,178
Current assets
Inventories	8,356	7,870
Trade receivables	29,383	27,479
Held to maturity investments	—	—
Other current assets	6,121	4,481
Cash and cash equivalents	53,832	55,912
Total current assets	97,692	95,742
Total assets	176,975	161,920

	As of June 30	As of December 31
(in thousands)	2017	2016
	€	€
Equity and liabilities
Equity
Share capital	2,729	2,729
Share premium	79,497	79,019
Consolidated reserves	(3,369)	(1,603)
Other comprehensive income	(1,438)	(1,112)
Equity attributable to the owners of the parent	77,419	79,033
Non-controlling interest	—	—
Total equity	77,419	79,033
Non-current liabilities
Loans & borrowings	40,146	28,267
Deferred tax liabilities	1,078	1,325
Deferred income	2,869	3,588
Other non-current liabilities	2,122	1,873
Total non-current liabilities	46,215	35,053
Current liabilities
Loans & borrowings	6,587	5,539
Trade payables	16,009	13,400
Tax payables	748	926
Deferred income	20,164	17,822
Other current liabilities	9,833	10,147
Total current liabilities	53,341	47,834
Total equity and liabilities	176,975	161,920

Consolidated statement of cash flows (Unaudited)

	For the six months ended June 30
(in thousands)	2017	2016
	€	€
Operating activities
Net (loss) profit of the period	(1,771)	(3,587)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	3,954	3,012
Amortization of intangible assets	1,269	938
Share-based payment expense	700	360
Loss (gain) on disposal of property, plant & equipment	28	(62)
Fair value contingent liabilities	—	54
Movement in provisions	14	—
Movement reserve for bad debt	139	111
Financial income	(318)	(87)
Financial expense	585	483
Impact of foreign currencies	302	131
Share in loss of a joint venture (equity method)	431	299
Deferred tax expense (income)	(150)	(159)
Income taxes	542	781
Other	(58)	(40)
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(3,580)	1,654
Decrease (increase) in inventories	(509)	(5)
Increase in trade payables and other payables	4,207	2,442
Income tax paid	(597)	(544)
Net cash flow from operating activities	5,188	5,781

	For the six months ended June 30
(in thousands)	2017	2016
	€	€
Investing activities
Purchase of property, plant & equipment	(15,770)	(5,831)
Purchase of intangible assets	(1,027)	(526)
Proceeds from the sale of property, plant & equipment (net)	104	708
Proceeds from the sale of intangible assets (net)	—	19
Acquisition of subsidiary	—	—
Investments in joint-ventures	(500)	—
Interest received	241	6
Net cash flow used in investing activities	(16,952)	(5,624)
Financing activities
Proceeds from loans & borrowings	14,203	2,812
Repayment of loans & borrowings	(1,634)	(1,346)
Repayment of finance leases	(1,405)	(843)
Interest paid	(302)	(328)
Other financial income (expense)	(154)	(32)
Net cash flow from (used in) financing activities	10,708	263
Net increase of cash & cash equivalents	(1,056)	420
Cash & cash equivalents at beginning of the year	55,912	50,726
Exchange rate differences on cash & cash equivalents	(1,024)	158
Cash & cash equivalents at end of the year	53,832	51,304

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended 30 June		For the six months ended 30 June
(in thousands)	2017	2016	2017	2016
	€	€	€	€
Net profit (loss) for the period	(955)	(436)	(1,771)	(3,587)
Income taxes	191	(639)	392	621
Finance expenses	1,317	609	2,236	1,506
Finance income	(890)	(816)	(1,667)	(979)
Share in loss of joint venture	42	131	431	299
Depreciation and amortization	2,656	2,040	5,224	3,950
EBITDA	2,361	889	4,845	1,810
Non-cash stock-based compensation expense (1)	371	145	700	359
ADJUSTED EBITDA	2,732	1,034	5,545	2,169

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

(in thousands)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated	Consoli- dated
	€	€	€	€	€	€
For the six months ended June 30, 2017
Revenues	16,880	20,578	27,862	65,320	213	65,533
Segment EBITDA	5,945	1,072	2,563	9,580	(4,735)	4,845
Segment EBITDA %	35.2%	5.2%	9.2%	14.7%		7.4%
For the six months ended June 30, 2016
Revenues	14,412	18,312	21,513	54,237	27	54,264
Segment EBITDA	4,367	(516)	687	4,538	(2,728)	1,810
Segment EBITDA %	30.3%	-2.8%	3.2%	8.4%		3.3%

(in thousands)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated	Consoli- dated
	€	€	€	€	€	€
For the three months ended June 30, 2017
Revenues	8,305	10,646	14,455	33,406	206	33,612
Segment EBITDA	2,952	758	1,241	4,951	(2,590)	2,361
Segment EBITDA %	35.5%	7.1%	8.6%	14.8%		7.0%
For the three months ended June 30, 2016
Revenues	6,981	9,706	10,907	27,594	3	27,597
Segment EBITDA	1,602	14	430	2,046	(1,157)	889
Segment EBITDA %	22.9%	0.1%	3.9%	7.4%		3.2%

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended 30 June		For the six months ended 30 June
(in thousands)	2017	2016	2017	2016
	€	€	€	€
Net profit (loss) for the period	(955)	(436)	(1,771)	(3,587)
Income taxes	191	(639)	392	621
Finance cost	1,317	609	2,236	1,506
Finance income	(890)	(816)	(1,667)	(979)
Share in loss of joint venture	42	131	431	299
Operating profit	(295)	(1,151)	(379)	(2,140)
Depreciation and amortization	2,656	2,040	5,224	3,950
Corporate research and development	516	392	1,025	959
Corporate headquarter costs	2,464	1,801	4,537	3,539
Other operating income (expense)	(390)	(1,036)	(827)	(1,770)
Segment EBITDA	4,951	2,046	9,580	4,538